T3\11

03013480

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/4

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MATRIX FINANCIAL PARTNERS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 CENTERVIEW PARKWAY
(No. and Street)

CORDOVA, (City) TENNESSEE (State) 38018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUDSON L. PETERS (901) 257-1775
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMPSON DUNAVANT PLC
(Name – *if individual, state last, first, middle name*)

5100 POPLAR AVENUE, SUITE 1400 (Address) MEMPHIS, (City) TENNESSEE (State) 38137 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2003

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JUDSON L. PETERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MATRIX FINANCIAL PARTNERS, LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA L. THOMPSON NOTARY PUBLIC AT LARGE SHELBY COUNTY, TN

Barbara L Thompson
Notary Public
MY COMMISSION EXPIRES MAY 17, 2005

Judson L. Peters
Signature

managing member
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MATRIX FINANCIAL PARTNERS, LLC

Financial Statements
and Supplemental Information
For the Year Ended December 31, 2002

MATRIX FINANCIAL PARTNERS, LLC

Contents

THOMPSON DUNAVANT PLC

Independent Auditor's Report

Principal Director and Member
Matrix Financial Partners, LLC
Memphis, Tennessee

We have audited the accompanying statements of financial condition of Matrix Financial Partners, LLC as of December 31, 2002 and 2001, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Matrix Financial Partners, LLC at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as of and for the year ended December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 financial statements taken as a whole.

Thompson Dunavant PLC

February 18, 2003

5100 Poplar Avenue, Suite 1400 • Memphis, TN 38137 • Phone: (901) 685-5575 • Fax: (901) 685-5583
www.thompsondunavant.com

MATRIX FINANCIAL PARTNERS, LLC

Statements of Financial Condition
December 31, 2002 and 2001

Assets

	2002	2001
Cash	$ 6,110	$ 8,604
Securities owned not readily marketable, at estimated fair value	-	3,300
Marketable securities	3,000	-
Total assets	$ 9,110	$ 11,904

Liabilities and Member's Equity

	2002	2001
Liabilities		
Payable to Southeastern Capital Partners, LLC	$ 116	$ 116
Member's equity	9,294	11,788
Accumulated other comprehensive loss		
Unrealized loss on marketable securities	(300)	-
	8,994	11,788
Total liabilities and member's equity	$ 9,110	$ 11,904

The accompanying notes are an integral
part of these financial statements.

MATRIX FINANCIAL PARTNERS, LLC

Statements of Operations
For the Years Ended December 31, 2002 and 2001

	2002	2001
Interest income	$ 105	$ -
Other income	101	-
Investment advisory fee income	-	2,320
	206	2,320
General and administrative expenses	2,700	7,110
Net loss	$ (2,494)	$ (4,790)

The accompanying notes are an integral
part of these financial statements.

MATRIX FINANCIAL PARTNERS, LLC

Statements of Changes in Member's Equity
For the Years Ended December 31, 2002 and 2001

	Member's Equity	Unrealized Loss on Securities	Total
Balances at January 1, 2001	$ 9,253	$ -	$ 9,253
Capital contributions	7,325	-	7,325
Net loss for 2001	(4,790)	-	(4,790)
Balances at December 31, 2001	11,788	-	11,788
Net loss for 2002	(2,494)	-	(2,494)
Other comprehensive income Unrealized holding gain (loss) arising during the period	-	(300)	(300)
Balances at December 31, 2002	$ 9,294	$ (300)	$ 8,994

The accompanying notes are an integral part of these financial statements.

MATRIX FINANCIAL PARTNERS, LLC

Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows used in operating activities:		
Net loss	$ (2,494)	$ (4,790)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities		
Payable to Southeastern Capital Partners, LLC	-	116
Net cash used in operating activities	(2,494)	(4,674)
Cash flows from financing activities:		
Capital contributions from member	-	7,325
Net increase (decrease) in cash	(2,494)	2,651
Cash at beginning of year	8,604	5,953
Cash at end of year	$ 6,110	$ 8,604

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of significant accounting policies

Organization and nature of operations

Matrix Financial Partners, LLC (the "Company"), formerly Webridge Securities, LLC, is a broker/dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

Marketable securities

Marketable securities represent 300 shares of common stock of NASDAQ Stock Market, Inc. purchased in June, 2000 with a fair value of $3,000 as of December 31, 2002. These securities were considered restricted during 2001 as they were sold in a private placement by NASDAQ in the third quarter of 2001. In July, 2002, NASDAQ shares became readily marketable as they began trading in the market. In accordance with the provisions of SFAS No. 115, the Company's investment in marketable equity securities has been categorized as "available for sale" and, as a result, is stated at fair value based on quoted market prices. Unrealized holding gains and losses on these securities are reflected as comprehensive income or loss until realized. Realized gains or losses are recorded based on the difference between the sales price and the amount paid for the security.

Income taxes

The Company annually files a partnership return of income but is not subject, as an entity, to the payment of federal income taxes. The member is required to report on his personal federal income tax return his distributive share of the Company's income, gains, losses and deductions for the taxable year of the Company ending within or with his taxable year.

Use of estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Note 2 - Net capital requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $5,000 or 6.67% of aggregate indebtedness, both terms as defined by the Rule. At December 31, 2002 and 2001, the Company had net capital of $8,994 and $8,488, respectively, which exceeded the capital requirement by $3,994 and $3,488, respectively.

Note 3 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2002 and 2001 or at any time during these years, except for $116 owed to Southeastern Capital Partners, LLC at December 31, 2002 and 2001.

Note 4 - Related parties

The Company has a management services agreement with Southeastern Capital Partners, LLC ("Southeastern"). Southeastern is a related party due to partial common ownership. The Company owed Southeastern $116 at December 31, 2002 and 2001.

SUPPLEMENTAL INFORMATION

MATRIX FINANCIAL PARTNERS, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2002

Member's equity	$ 8,994
Less non-allowable assets	-
Net capital	8,994
Minimum net capital required to be maintained (greater of $5,000 or 6.67% of aggregate indebtedness)	5,000
Excess net capital	$ 3,994
Aggregate indebtedness (total liabilities)	$ 116
Ratio of aggregate indebtedness to net capital	1.2%

No material differences exist between the above computation and the corresponding computation most recently filed in the unaudited Form X-17A-5, Part II A as of December 31, 2002.

MATRIX FINANCIAL PARTNERS, LLC

Statement Regarding SEC Rule 15c3-3
For the Year Ended December 31, 2002

The Company claims an exemption from Rule 15c3-3 of the Securities and Exchange Commission under the provisions of paragraph K(2)(i) of the Rule.

MATRIX FINANCIAL PARTNERS, LLC

Report of Independent Accountants on Internal Controls Required by SEC Rule 17a-5 for a Broker/Dealer Claiming an Exemption from SEC Rule 15c3-3
For the Year Ended December 31, 2002

Principal Director and Member
Matrix Financial Partners, LLC
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplemental information of Matrix Financial Partners, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Thompson Dunavant PLC

February 18, 2003